April 25, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Blucora, Inc.

Acceleration Request for Registration Statement on Form S-3, as amended

File No. 333-216984

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Blucora, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the Registration Statement becomes effective at 5:00 p.m., Eastern Time, on Thursday, April 27, 2017 or as soon as possible thereafter, or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”). The Company authorizes Andrew Bor at Perkins Coie LLP, counsel to the Company, to make any such request on its behalf.

Very Truly Yours,

BLUCORA, INC.

/s/ Mark A. Finkelstein
Mark A. Finkelstein
Chief Legal & Administrative Officer and Secretary